FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger (“Amendment”), dated as of October 3, 2016, is entered into by and among Evolent Health, Inc., a Delaware corporation (“Evolent”), Electra Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Evolent (“Merger Sub” and together with Evolent, collectively, the “Evolent Entities”), Valence Health, Inc., a Delaware corporation (“Valence Parent”), and North Bridge Growth Management Company LLC (“North Bridge”) and Philip Kamp, jointly as the Securityholders’ Representative. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

RECITALS
WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of July 12, 2016 (the “Merger Agreement”); and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1.	Definitions. Unless otherwise defined in this Amendment, all capitalized terms have the meanings set forth in the Merger Agreement.

2.	Amendment to Merger Agreement. The Merger Agreement is hereby amended as follows:

(a)	Section 2.6(a) and Section 2.6(c) of the Merger Agreement are hereby amended and restated in their entirety as follows:

(a)Treatment of Company Options. Prior to Closing, the Company shall cause each then-outstanding and unexercised option to acquire Shares (a “Company Option”) to vest in full and shall permit any holder thereof to exercise such Company Option. As of the Effective Time, each then-outstanding and unexercised Company Option shall be canceled by virtue of the Merger without any consideration therefor and shall no longer represent any right to acquire Shares or otherwise to receive any portion of the Total Merger Consideration.

(b)Treatment of Company Warrants. Prior to Closing, the Company shall cause each then-outstanding and unexercised warrant to acquire Shares (a “Company Warrant”) to vest in full (to the extent not previously vested) and shall permit any holder thereof to exercise such Company Warrant. As of the Effective Time, each then-outstanding and unexercised Company Warrant shall be canceled by virtue of the Merger and shall no longer represent any right to acquire Shares or otherwise to receive any portion of the Total Merger Consideration.

(c)Section 2.7(d) of the Merger Agreement is hereby amended and restated as follows:

(d)    Withholding. Each of Evolent and its Affiliates (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable to any Person under the terms of this Agreement such amounts as it may reasonably believe are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local, or foreign Tax law. Other than with respect to payments of Total Merger Consideration being made to Equityholders with respect to the exercised Company Options, Evolent and its Affiliates shall provide any party on behalf of which such deduction or withholding is proposed to be made with written notice of its intention to make such deduction or withholding (such notice to be provided at least a commercially reasonable period of time before such deduction or withholding is required), which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, and Evolent and its Affiliates will cooperate with any reasonable request from such party to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld by Evolent or any of its Affiliates and paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Person in respect of which such deduction and withholding was made.

(d)Section 2.12(a) and Section 2.12(f) of the Merger Agreement are hereby amended and restated in their entirety as follows:

(a)    Certain Definitions. For purposes of this Section 2.12 the following capitalized terms shall have the meanings set forth below:

(i)“2017 Contracted Revenue” means the contracted revenue attributable to the Qualified Eligible Bookings for Fiscal Year 2017, and to be calculated, with respect to each Qualified Eligible Booking, as (A) the product of: (x) the contracted per member per month (PMPM) price provided in the definitive agreement with the client, (y) the client’s projected membership as set forth in the definitive agreement, and (z) the contracted number of months for which service is to be delivered in Fiscal Year 2017, plus (B) recognized implementation fees (determined consistent with historical practices of Valence Parent) contracted for with respect to Fiscal Year 2017, if any, from such Qualified Eligible Booking.

(ii)“Baseline Revenue” means 2017 Contracted Revenue of $0.00.

(iii)“Earnout Amount” means an amount, if any, calculated as follows: (A) if the 2017 Contracted Revenue Amount is greater than the Baseline Revenue, then an amount equal to the difference between 2017 Contracted Revenue Amount and the Baseline Revenue, up to a maximum of $6,190,000 and (B) if the 2017 Contracted Revenue Amount is greater than $6,190,000, then an additional amount equal to the product of .5 and the difference between the 2017 Contracted Revenue Amount and $6,190,000, up to a maximum of an additional $6,190,000.

(iv)“Earnout Valuation Methodology” means the volume weighted average closing price of the Evolent Common Stock on the New York Stock Exchange for the seven (7) trading days ending December 31, 2016, which shall not be less than $13.01 nor more than $19.52.

(v)“Fiscal Year 2017” means the period beginning on January 1, 2017 and ending on December 31, 2017.

(vi)“Eligible Bookings” means those new clients of Valence Parent with respect to the Business set forth in the file entitled “Eligible Bookings Pipeline File” (the “Pipeline File”), delivered via email on September 28, 2016 to Nicky McGrane of Evolent.

(vii)“Qualified Eligible Bookings” means any Eligible Bookings for which a definitive agreement is executed with Valence Parent no later than December 31, 2016, provided, that such definitive agreement must contain the Required Terms and be otherwise reasonably satisfactory to Evolent.

(viii)“Required Terms” means, (A) a term of at least three (3) years, (B) a minimum gross margin (determined consistent with historical practices of Valence Parent) of thirty percent (30%) and (C) not subject to termination without cause (which shall be defined in a manner substantially consistent with past practice of Valence Parent) by the client; or, in each case, as any such term is modified by mutual agreement of Evolent and the Securityholders’ Representative.

(ix)“Valence Parent” means Valence Parent or any other entity which undertakes the Business after the Closing.

(f)    Maximum Earnout Amount. Notwithstanding anything to the contrary contained in this Agreement, in no event will the maximum Earnout Amount issuable and payable by Evolent hereunder exceed $12,380,000.

(e)Section 9.2(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) (i) any breach of any representation or warranty made by Valence Parent in this Agreement or any Valence Closing Document, including any breach of any such representation or warranty alleged by a third party or (ii) arising out of or related to any matter set forth on Section 9.2(a) of the Disclosure Schedule.

(f)Section 9.2 of the Merger Agreement is hereby amended by adding the following:

(h) any liability or obligation to the extent arising out of or related to any matter set forth on Section 9.2(h) of the Disclosure Schedule.

(i) the Contracts set forth on Section 9.2(i) of the Disclosure Schedule, excepting only (i) Damages arising from Evolent's or its Affiliates' (including the Surviving Entity's) gross negligence or intentional misconduct and (ii) obligations of Evolent or its Affiliates (including the Surviving Entity) from and after the Effective Time under such Contracts in connection with the performance of such Contracts following the Effective Time in the Ordinary Course of Business.

(g)Section 9.8 of the Merger Agreement is hereby amended by adding the following:

(f)    Notwithstanding anything herein to the contrary, for the avoidance of doubt, the provisions of this Section 9.8 shall apply to any claims relating to or arising out of Section 9.2(a)(ii), 9.2(h) and or 9.2(i).

(h)Section 9.11(b)(iii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(iii)    other than with respect to Damages of the Evolent Indemnified Persons pursuant to Section 9.2(a)(ii), such Damages shall not include losses to the extent taken into account (including with respect to any reserves) as a reduction in Merger Consideration in the determination of the Final Adjustment Amount pursuant to Section 2.11.

(i)The table of defined terms in Annex A is hereby amended to remove references to the following terms:

Option Closing Payment

(j)The following defined terms set forth on Annex A of the Merger Agreement are hereby amended and restated in their entirety:

“Current Liabilities” means the following accounts: (i) Accounts Payable account 20100, excluding any amounts related to the Excluded Business; (ii) Unvouchered AP account 20200, excluding any amounts related to the Excluded Business; (iii) Accrued Payroll account 21100, excluding any amounts related to the Excluded Business; (iv) Accrued Bonus account 21101, excluding any amounts related to the Excluded Business; (v) Accrued PTO account 21102, excluding any amounts related to the Excluded Business; (vi) Accrued 401k Match account 21103, excluding any amounts related to the Excluded Business; (vii) 401k Payable account 21105, excluding any amounts related to the Excluded Business; (viii) FICA Payable account 21110, excluding any amounts related to the Excluded Business; (ix) Deferred Revenue account 21900, including current liabilities and excluding any amounts related to the Excluded Business; (x) Accrued Straightline Rent account 21800, including current liabilities; (xi) Other Accrued Expenses account 22200, excluding any amounts related to the Excluded Business but including an FLSA reserve in the amount of $1,550,000; and (xii) Deferred Lease Incentives account 21700, including current liabilities.

“Equityholder” means any Securityholder.

“Merger Consideration” means (a) cash in an amount equal to $50,309,141.00 (the “Cash Consideration”), plus (b) 7,422,618 shares of Evolent Common Stock (the “Share Consideration”).

“Per Share Class A Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class A Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class A Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the payment of the Earnout Consideration pursuant to the terms of the Charter.

“Per Share Class A Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class A Common Stock would be entitled to receive as of the release of any Escrowed Funds pursuant to the terms of the Charter.

“Per Share Class B Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class B Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class B Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the payment of the Earnout Consideration pursuant to the terms of the Charter.

“Per Share Class B Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class B Common Stock would be entitled to receive as of the release of any Escrowed Funds pursuant to the terms of the Charter.

“Per Share Class C Common Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class C Common Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Class C Common Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the payment of the Earnout Consideration pursuant to the terms of the Charter.

“Per Share Class C Common Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Class C Common Stock would be entitled to receive as of the release of any Escrowed Funds pursuant to the terms of the Charter.

“Per Share Series A Preferred Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Series A Preferred Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Series A Preferred Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the payment of the Earnout Consideration pursuant to the terms of the Charter.

“Per Share Series A Preferred Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series A Preferred Stock would be entitled to receive as of the release of any Escrowed Funds pursuant to the terms of the Charter.

“Per Share Series B Preferred Closing Cash Consideration” means the amount of cash, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Series B Preferred Closing Share Consideration” means the amount of stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the Closing of the Merger out of the Closing Consideration pursuant to the terms of the Charter.

“Per Share Series B Preferred Earnout Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the payment of the Earnout Consideration pursuant to the terms of the Charter.

“Per Share Series B Preferred Escrow Consideration” means the amount of cash consideration or stock consideration, if any, to which a holder of outstanding shares of Series B Preferred Stock would be entitled to receive as of the release of any Escrowed Funds pursuant to the terms of the Charter.

“Target Net Working Capital” means negative $3,825,000.

“Valence Transaction Expenses” means, in each case solely to the extent not paid immediately prior to the Effective Time, and whether or not invoiced, (i) the fees and expenses payable by

Valence Parent to J.P. Morgan Securities LLC and any other broker, investment bank or similar advisor or consultant in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (ii) the fees and expenses payable by Valence Parent to Latham & Watkins LLP and Weil, Gotshal & Manges LLP and any other attorneys engaged by Valence Parent in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iii) the fees and expenses payable by Valence Parent to outside accountants or other advisors, and (iv) all sale bonuses, severance, change in control payments or similar compensatory payments triggered by the transactions contemplated hereby and payable by Valence Parent or any Subsidiary of Valence Parent, plus, to the extent not included in Current Liabilities, the employer's share of payroll Taxes imposed on Valence Parent or any Subsidiary of Valence Parent with respect to any such amounts, in each case incurred on or before the Closing Date in connection with this Agreement and the transactions and other agreements contemplated by this Agreement. For the avoidance of doubt, in no event shall Valence Transaction Expenses be deemed to include any fees or expenses incurred by the Securityholders’ Representative after the Closing Date.

(k)The Merger Agreement is hereby amended to replace references to “U.S. Bank National Association” with “American Stock Transfer & Trust Company, LLC”.

(l)Section 9.4(c) of the Merger Agreement is hereby amended to replace references to “Section 9.2(h)” with “Section 9.2(i)”.

(m)The Disclosure Schedules are hereby amended to add Sections 9.2(a)(ii), 9.2(h) and 9.2(i) of the Disclosure Schedule attached hereto and to amend and restate Section 2.13 of the Disclosure Schedule.

(n)Annex E of the Merger Agreement is hereby amended and restated in its entirety.

3.	Waterfall. Valence Parent represents and warrants that attached hereto as Exhibit A is a true, complete and correct copy of the Waterfall.

4.
Agreement and Acknowledgment. For avoidance of doubt and consistent with the terms of the Charter Amendment, the Charter, the Merger Agreement and this Amendment (collectively, the “Operative Documents”), each of the parties hereto agrees and acknowledges that in the event that any shares of Evolent Common Stock (whether as a result of the release of the Escrow Consideration or the payment of the Earnout Amount) would otherwise be issued to any Equityholder pursuant to the terms of the Merger Agreement, as amended, but for the fact that such Equityholder is an Unaccredited Stockholder, then such shares shall not be issued to such Equityholder and instead such Equityholder shall be entitled to a cash payment in lieu of such shares consistent with the terms of the Operative Documents. The parties agree to take such actions as may be necessary to convert such shares into such cash payment.

5.
Merger Agreement Confirmed. Unless specifically altered by this Amendment, the Merger Agreement remains unchanged and shall continue in full force and effect. The Evolent Entities hereby (a) waive the obligation set forth in Section 1.6(a)(ii) with respect to each contract set forth on Schedule 9.2(i) of the Disclosure Schedule and (b) consent to the assignment of the Third Party Administrator Services Master Agreement, dated as of March 1, 2013 by and between Valence Health, Inc. and Maine Community Health Options from Valence Parent to CHS as of prior to the Closing.

6.
Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Remainder of Page Intentionally Blank; Signatures on Following Page]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

Evolent Entities:

Evolent Health, Inc.

By:
Name:
Title:

Electra Merger Sub, LLC

By:
Name:
Title:

Valence Parent:

Valence Health, Inc.

By:
Name:
Title:

Securityholders’ Representative:

North Bridge Growth Management Company LLC

By:
Name:
Title:

Philip Kamp